Exhibit 12.1

ASSOCIATED MATERIALS, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except for ratios)

	Nine Months Ended October 3, 2009	Fiscal Years Ended
		January 3, 2009	December 29, 2007	December 30, 2006	December 31, 2005	January 1, 2005

Earnings:
Income (loss) before income taxes	$31,199	$34,925	$68,500	$63,393	$32,172	$(12,168)
Plus: Fixed charges	25,405	35,467	38,743	42,733	40,292	34,234

Total earnings	$56,604	$70,392	$107,243	$106,126	$72,464	$22,066

Fixed charges:
Interest expense	$16,581	$24,307	$27,943	$32,413	$31,922	$27,784
Plus: Imputed interest on operating leases (a)	8,824	11,160	10,800	10,320	8,370	6,450

Total fixed charges	$25,405	$35,467	$38,743	$42,733	$40,292	$34,234

Ratio of earnings to fixed charges	2.23	1.98	2.77	2.48	1.80	(b)

Lease rental expense	$29,414	$37,200	$36,000	$34,400	$27,900	$21,500

(a)	Imputed interest on operating leases is estimated to be 30% of the fiscal year lease rental expense.
(b)	For the year ended January 1, 2005, earnings were inadequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $12.2 million for the year ended January 1, 2005.